Exhibit 16.1

September 29, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Silicon Graphics, Inc. and, under date of September 22, 2008, we reported on the consolidated financial statements of Silicon Graphics Inc. as of and for the year ended June 27, 2008, the nine month period ended June 29, 2007 and the three month period ended September 29, 2006, and the effectiveness of internal control over financial reporting as of June 27, 2008 and June 29, 2007. On September 25, 2008, we were dismissed. We have read Silicon Graphics, Inc.’s statements included under Item 4.01(a) of its Form 8-K dated September 25, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with Silicon Graphics, Inc.’s statement that the change was approved by the audit committee of the board of directors.

Very truly yours,

/s/    KPMG LLP